CENTERSTAGING CORP.

February 27, 2007

Mr. Jorge Bonilla, Senior Staff Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

CenterStaging Corp
Form 10-KSB for Year Ended 6/30/06
   Filed 9/28/06 - File No. 000-50955

We have received your letter providing comments on our Form 10-KSB for the year ended June 30, 2006. We submit the following response to your comments:

Financial Statements - Note 4 - Equity Transactions

C. Issuance of Securities to Third Parties for Services, page 45

SEC Comment: Please refer to the disclosure relating to the August 17, 2005 issuance of common stock to consultants in connection with merger. Explain to us your basis in GAAP for valuing this issuance at the same conversion price received by the holders of convertible notes and how you considered paragraphs 8-10 of SFAS 123 and EITF 96-18 in determining the fair value of this issuance. It appears from note 4.A. that the conversion terms of the notes (i.e. 50% of the market price) had been reached (i.e., before August 17, 2005)

See the discussion memorandum included with this letter.

* * *

The Company acknowledges that:

■  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

■  The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

■  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with any questions regarding this response.

Very truly yours,

CENTERSTAGING CORP.

Howard Livingston,
Chief Financial Officer

Analysis of Accounting For Shares Issued to Consultants in Connection with Merger

Background

On August 17, 2005, CenterStaging Corp. (formerly Knight Fuller, Inc.) (the “Company”) acquired CenterStaging Musical Productions, Inc.(“CMPI”), through a reverse triangular merger. Pursuant to consulting agreements between CMPI and three consultants entered into in 2004 and 2005, CMPI issued to three consultants concurrent with the merger (and conditioned upon consummation of the merger) shares of common stock for services rendered in 2004 and 2005, as follows (the share amounts reflect the number of shares of the Company received in the merger):

Marquis Financial Services of Indiana, Inc.: Marquis’ consulting agreement provided that if the Company concluded an IPO or a merger with a public company, Marquis would receive 1,180,000 shares of common stock of the public company

MBA Holdings, Inc.: MBA’s consulting agreement provided that if the Company concluded an IPO or a merger with a public company, MBA would receive 600,000 shares of common stock of the public company.

Hookipa Capital Partners, Inc.: Hookipa’s consulting agreement provided that if the Company concluded an IPO or a merger with a public company, Hookipa would receive 700,000 shares of common stock of the public company.

On August 17, 2005 (the date of the Merger), the Company assumed the outstanding convertible notes (the “Convertible Notes”) of CMPI in an aggregate principal amount of $6,719,800, including Convertible Notes in the aggregate principal amount of $1,791,000 issued from July 1, 2005 to August 17, 2005. The Convertible Notes bore interest at 10% per annum and were due and payable on December 31, 2005. The Convertible Notes were convertible, at the option of either the holder or the Company, only if CMPI (i) conducted a firmly underwritten public offering registered under the Securities Act of 1933 or (ii) merged with a public company (or subsidiary of a public company) by December 31, 2005, into shares of the Company or the surviving entity at 50% of the market price of the Common Stock, subject to a minimum and maximum collar.

When all three consultants entered into these agreements, they were aware of the terms of the Convertible Notes, and that the Notes were convertible only if CMPI merged with a public company or concluded an IPO. Thus, the triggering event for the consultants to receive common stock as additional compensation was the same as it was for the conversion of the Convertible Notes.

As of June 30, 2005, CMPI had not recorded a liability for this issuance because it was contingent upon CMPI concluding an IPO or a merger with a public company, and the decision to conclude a merger with a public company or an IPO was strictly the choice of CMPI. Thus, the payment was based upon a triggering event occurring, which was under control of CMPI. As of June 30, 2005 CMPI was not contemplating an IPO and it had not entered into an agreement to merge with Knight Fuller. Thus, the triggering event had not occurred and accordingly no liability was recorded at June 30, 2005 for this subsequent issuance. Additionally, the three parties confirmed that no amount was due to them until a triggering event occurred and the payment in unregistered shares was solely based on the occurrence of a triggering event.

The triggering event occurred on August 17, 2005, when CMPI concluded a reverse merger with a public entity.

Analysis

Pursuant to SFAS 123 (paragraphs 8-10), which was applicable when the transaction occurred, all transactions in which services are the consideration received for issuance of equity instruments shall be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. Thus, the Company had to determine the value of a transaction with a non-employee and account for the transaction at its fair value. Additionally, the FASB's Emerging Issues Task Force has discussed two related issues: Issue No. 96-3, Accounting for Equity Instruments that Are Issued for Consideration Other than Employee Services Under FASB Statement No. 123 and Issue No. 96-18, Accounting for Equity Instruments with Variable Terms that Are Issued for Consideration Other than Employee Services Under FASB Statement No. 123.

Pursuant to Paragraph 8, stock based compensation issued to nonemployees in conjunction with the receipt of services should be measured at the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. Accordingly, the Company decided to utilize the fair value of the equity instrument issued to determine the fair value, which was considered more reliable.

Paragraph 9 of SFAS 123 states the following, “ . . . the amount at which the asset could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale. Quoted market prices in active markets are the best evidence of fair value and shall be used as the basis for the measurement, if available. If quoted market prices are not available, the estimate of fair value shall be based on the best information available in the circumstances. The estimate of fair value shall consider prices for similar assets and the results of valuation techniques to the extent available in the circumstances.”

Determining the fair value of common stock for companies that are newly quoted on the NASDAQ OTCBB posed a number of challenges. The process can and is often far from scientific. Accordingly, the determination of fair value generally presents a problem for newly-formed companies and for companies in the process of raising capital by going public or otherwise. Some of the issues the Company faced were that the prior to the merger, CMPI's stock was not publicly traded and there was no under written public offering. Obtaining an independent appraisal of the Company was not practicable in our circumstances; however, the Company did take into consideration various valuation methodologies, which are noted below. Additionally, there was little or no financial information about CMPI available to the general public on August 17, 2005; therefore, the market price on that date had no relevance to the fair market value of the company’s common stock on the date of the triggering event. Furthermore, financial information regarding CMPI was not available to the general public until November 2005, when the Company filed an amended Form 8-K that included CMPI’s audited financial statements and pro forma financial information. The only significant transaction involving the Company’s common stock was the conversion of the convertible debentures. The conversion clause in the Convertible Notes was such that the actual conversion price was determined once the “going public” transaction took place. The number shares into which the Convertible Notes were convertible had a collar, which set the maximum amount of shares that would be issued. The number of shares issued to the consultants was based on a percentage of the total issued shares. Thus the shares issued upon conversion of the Convertible Notes being converted and to these consultants were interconnected. The consultants who received shares due to the “reverse merger” transaction were fully knowledgeable of the terms of the Convertible Notes. Therefore, the fair value of the shares issued to these consultants was determined to be the same as the conversion price used for the Convertible Notes. In essence the Convertible Note holders purchased the shares at $0.94 per share.

Our reasons for estimating the Company's fair market value included: (1) planning and providing various forms of equity based incentive compensation; and (2) transaction analysis for potential future events. The Company’s stock was quoted on the NASDAQ OTCBB, but only a few thousand shares trade daily, although there were over 55 million shares issued and outstanding. Shares trading shortly prior and for several months following were traded without any financial information regarding CMPI. Accordingly, because of the extremely thin trading, the lack of financial information and that a majority of the common stock being closely held, the Company’s management did not consider the quoted market price to be a good indicator of true fair value. The largest and only common stock transaction during this period was the conversion of the Convertible Notes into common stock. The shares of common stock issued to these consultants and upon conversion of the Convertible Notes were issued without registration under the Securties Act and were “restricted securities.”

Paragraph 10 of SFAS 123 further supports the Company’s position because it states that “If the fair value of the goods or services received is not reliably measurable, paragraph 8 of this Statement requires that the measure of the cost of goods or services acquired in a transaction with other than an employee be based on the fair value of the equity instruments issued.” However, SFAS 123 does not prescribe the measurement date, that is, the date of the stock price on which the fair value of the equity instrument is based, for a transaction with a nonemployee (paragraphs 70-73).

Emerging Issues Task Force (EITF) 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, provides numerous examples of situations where (1) the fair value of the equity instrument is more reliably measurable than the fair value of the goods or services received and (2) the counterparty receives shares of stock, stock options or other equity instruments in settlement of all or a part of a transaction.

EITF 96-18 also addresses the measurement date for accounting for equity instruments that are issued to other than employees in exchange for goods and services. The EITF reached a consensus that the issuer should measure the fair value of the equity instruments using the stock price and other measurement assumptions at the earlier of either of the following:

1. The date at which a commitment for performance by the counterparty to earn the equity instrument is reached (referred to as a "performance commitment"), or

2. The date at which the counterparty's performance is complete.

In accordance with EITF 96-18, compensation expense was measured based on the fair value of the stock at the date the performance commitment is reached, which was the date the company completed the reverse merger, the “triggering event”. However, in our case the Company had sole control of concluding the triggering event transaction. Once, the triggering event took place, stock compensation expense was recorded in operating expense in the consolidated statement of operations. As noted above, if the Company did not cause a triggering event to occur, it would not have been obligated to issue the shares to the three consultants.

Other Guidance on the Valuation of Stock

Most widely recognized approaches to valuing stock based compensation involve mature business. The valuation approaches for mature closely held businesses may provide conclusions that are not meaningful when valuing the stock of a company with limited revenues and is not mature. It is evident that the Company would be considered to be one given its development of the rehearsals.com division.

Generally companies and in particular companies that have become public issuers through reverse merger transactions usually require valuations of their stocks to take different approaches than ones that are mature or ones that went through a traditional underwritten offering process. Management did consider following valuation alternatives.

In theory, the generally accepted valuation approaches used to value a closely held business are discussed below, and the Company is considered to be a closely held business. These approaches are:

1.	the market approach;
2.	the income approach; and
3.	the asset-based approach.

The application of each fundamental approach, however, has unique factors related to the valuation of a company that is starting a new business endeavor, (rehearsals.com). This type of company complicated the appraisal process.

Market Approach. The market approach involves identifying either comparable or guideline companies within the industry of the company that are publicly traded (the guideline publicly traded company method) or that have been acquired within a reasonable period before the valuation date (the guideline merged and acquired company method). Pricing evidence from selected publicly traded companies or transactions are used as guidelines, and market-derived pricing multiples are extracted from various financial fundamentals (e.g., earnings, cash flow, revenues, book value, etc.).

The multiples are applied to the subject company's financial fundamentals to estimate an indication of fair market value. Unfortunately, most financial fundamentals provide non-meaningful indications of value for the Company because of its limited operating history and negative profitability. The only relevant indication of value using this approach is often based solely on a multiple of revenue.

Another method within the market approach is the projected guideline publicly traded company method. This method involves the extraction of market-derived pricing multiples based on the projected earnings of the guideline companies. The selected pricing multiples are applied to the subject company's projected earnings. Unfortunately, many companies do not project positive profitability for many years. Additionally, analysts that cover many of the guideline companies that operate in industries noted for developing “start-up” companies, such as bio-technology and operations related to the internet are also not projecting profitability, and, therefore, non-meaningful multiples result.

Another difficulty in valuing our company using the market approach is finding appropriate guideline companies for comparison. Most of the companies that are publicly traded have an existing track record, are substantially larger than our company in terms of revenue and asset size, and are more diversified. The projected growth for our company is generally higher than the guideline companies, making comparisons even more difficult.

Each of the above factors made the application of the market approach difficult in our case. There were no companies that were public that have the exact same business model. Some of the companies considered were Napster, Inc., Real Networks, Apple (itunes), and AOL-Time Warner. All of these were significantly larger and traded on National exchanges. Additionally, they all have multiple lines of business. Due to factors affecting comparability, the market approach was not considered for valuation purposes, given that the Company had nominal revenues and a working capital deficit.

Income Approach. The income approach recognizes future earnings by calculating the present value of projected cash flows at a reasonable present value discount rate. There are two generic applications of the income approach: (1) a single-period method or (2) a multiple-period method.

The single-period method includes dividing or multiplying a representative level of recurring economic income (e.g., net income, cash flow, etc.) by a discount rate or a capitalization rate that may or may not be based upon comparable or guideline companies.

The multiple-period method consists of estimating economic income for discrete future periods and then discounting these benefits using a present value discount rate. The discounted cash flow method is a common multiple-period method and often is the most relevant method to use when valuing a company like ours.

The discounted cash flow method estimates the fair market value of a company as the sum of two components. It first calculates the projected net cash flow over a finite period of time (generally not longer than ten years). A terminal value is calculated as a proxy for value into perpetuity by capitalizing the terminal year projected cash flow (or the last year in the projection period) at the appropriate direct capitalization rate. Both the interim cash flows and terminal value indication have to be discounted at the appropriate present value discount rate, calculated based on market rates of return on equity and debt capital.

A potential reason for using this approach to value the Company is the indication of fair market value is based on the expectations of future company-specific economic performance. However, there was a limited basis to support management’s projections that call for substantial growth over the projection period before stabilizing.

The most effective means to account for risk imbedded in the projections is the discount rate. Present value discount rates for start-up companies are much greater than discount rates for established companies due to the speculative nature of the projected cash flows.

Companies in our position seeking investment may have a cost of capital between 30 to 60 percent. As a comparison, many established companies with a mature track record may have a cost of capital ranging from 8 to 25 percent.

The income approach was not considered to estimate fair market value because it was solely dependent upon future economic performance, which would rely on numerous projections.

Asset-Based Approach. The asset-based approach is based on the principle of substitution. This basic economic principle asserts that the cost of replacement of an asset is an indication of the fair market value of that asset. In other words, a prudent investor would pay no more for an asset than the cost of acquiring a substitute asset with the same utility as the subject.

This approach presents the most factual data, often based upon the money spent for tangible assets in the development of the start-up company.

The negative aspect of the asset-based approach is the assumption that money spent equals value. The investment in the idea may not account for all of the intangible value related to the operations of a start-up company. Additionally, the asset-based approach may not account for the value of all of the projected economic benefits. Thus, in the case of the Company, the asset-based approach may conclude the lowest indication of value, which would be zero. The Company has a net stockholders’ deficit and a company has negative working capital.

Comparable Transactions

Management tried unsuccessfully to obtain a survey or a database of restricted stock transactions involving companies quoted on the NASDAQ OTCBB. Management did searches using a number of sources, including GOOGLE, YAHOO! and EDGAR. The IRS regulations and SEC guidance provides that "factors to be considered" in valuing company stock include asset values, future cash flows, objectively-determined values of similar entities, control premiums or discounts for lack of marketability, and whether the valuation method is used for other material purposes.

The Company’s only significant transaction involving equity around the time of the Merger was the issuance of the Convertible Notes, and these Convertible Notes were converted at a price of $0.94 per share. There were numerous Convertible Note holders. Thus the fair value of restricted shares issued to the consultants was considered to be $0.94 per share. This amount was used for valuing the shares for all compensatory valuations of the stock, including regulatory filings.

The Company’s stock was quoted on the OTCBB effective August 17, 2005, but only a few thousand shares trade and there were over 55 million shares outstanding. Many of these shares are restricted and would be available for sale on the market if the restrictions were removed. The effect of these restrictions is to create an imbalanced market where demand exceeds an artificially suppressed supply, resulting in a thinly traded stock at an inflated price. This phenomenon is further evidenced by both the very low exchange volume of only a few thousand shares daily.

Summary and Conclusion

We have discussed various reasons why determining the fair value of the Company’s common stock was complex. Generally accepted business valuation approaches often provide conclusions that were not meaningful. Additionally, the application of the approaches proves difficult for the Company due to its limited financial history. However, management did not blindly remove generally accepted valuation approaches from the analysis. Instead, management considered all approaches in the analysis, relying on the approaches where relevant and measurable data existed. Because of the substantial participation limitations inherent in exchange-traded shares for companies with primarily restricted shares outstanding, “market value” did not represent “fair market value.” Management believes that the best valuation of common stock is based on the transaction involving the conversion of debt. Convertible Note holders knew that the initial quoted market price after the reverse merger transaction would not be a meaningful representation of fair value, therefore the debt conversion had a minimum and maximum collar.

The Company recorded as consulting expense for the fair value of common shares issued. Since, the fair value of the services received in not readily measurable, the amount of the expense recognized was based on the fair value of the equity instruments issued. The largest share transaction was the conversion of the convertible debentures into common stock as a result of the merger. The effective conversion price of the share was used to determine the amount of compensation expense. The Company believes that the transaction was accounted for in accordance with SFAS 123 and EITF 96-18, and the fair value of the common stock issued was properly recognized and expensed after the triggering event occurred.

The Company accounts for transactions in which services are received from non-employees in exchange for equity instruments based on the fair value of such services received or of the equity instruments issued, whichever is more reliably measured, in accordance with SFAS 123 (paragraphs 8-10 and 70-73) and the Emerging Issues Task Force, (EITF) Issue 96-18, Accounting for Equity Instruments That Are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, or EITF 96-18.